June 2, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Heath Care Services

Re:	Guess?, Inc.
Form 10-K for fiscal year ended January 29, 2011 Filed March 28, 2011 File No. 001-11893

Dear Ms. Jenkins:

Guess?, Inc. (the “Company”) is in receipt of your letter dated May 24, 2011 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K.  In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within 10 business days of May 24, 2011, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and, as discussed by telephone with Mr. Steve Lo, plans to provide that response to the Commission on or before June 21, 2011.  The Company is scheduled to file its Quarterly Report on Form 10-Q on or around June 8, 2011 and the additional time to file the response is required to facilitate the completion of a thorough response after the filing of the Form 10-Q.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.
(213) 765-3630 (direct)
(213) 765-0911 (facsimile)

cc:	Dennis R. Secor Senior Vice President and Chief Financial Officer Guess?, Inc.